SO
3-22-04

04003648

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

VF 3-11-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH, D.C. 158

SEC FILE NUMBER
8-51404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Services USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Harbor Boulevard

(No. and Street)

Weehawken	**New Jersey**	**07087**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.L. Alvey **201-352-4382**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SW

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See attached Oath or Affirmation

____

____

____

Signature

____

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ d) Statement of Cash Flows.
- ☐ e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

UBS Services USA LLC
(formerly UBS PaineWebber Services LLC)
(a subsidiary of UBS Americas Inc.)

December 31, 2003
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to UBS Services USA LLC at and for the year ended December 31, 2003, is true and correct.

(Name) Diane Frimmel
(Title) Chief Operations Officer, and
Executive Vice President
UBS Services USA LLC

(Name) Robert Chersi
(Title) Chief Financial Officer, and
Executive Vice President
UBS Services USA LLC

STATE OF NEW JERSEY

Sworn to before me this
26th day of February 2004

Notary Public
State of New Jersey
My Commission Expires Feb. 22 2007

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
UBS Services USA LLC

We have audited the accompanying statement of financial condition of UBS Services USA LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

UBS Services USA LLC
Statement of Financial Condition
December 31, 2003
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	50,101
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $39,235)		28,312
Receivable from affiliated companies		29,466
Prepaid expenses		10,870
Other assets		863
	$	119,612
Liabilities and member's equity		
Accounts payable and accrued expenses	$	12,476
Payable to affiliated companies		929
		13,405
Subordinated liabilities		45,000
Member's equity		61,207
	$	119,612

See Notes to Statement of Financial Condition.

UBS Services USA LLC
Notes to Statement of Financial Condition
December 31, 2003
(in thousands of dollars)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
UBS Services USA LLC ("UBSS" or the "Company"), formerly UBS PaineWebber Services LLC, is a limited liability company ("LLC") and a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). UBSS has material transactions with its affiliates.

UBSS provides personnel and facilities to assist UBS Americas and its affiliates with certain administrative and support functions. UBSS does not engage in securities transactions, provide clearance facilities or maintain customer accounts.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Depreciation and Amortization
The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value. At December 31, 2003, cash and cash equivalents included investment grade commercial paper of one diversified financial institution in the amount of $49,994.

Income Taxes
Income taxes of an LLC are the responsibility of and are recorded by the sole member of the Company, UBS Americas.

Financial Instruments
UBSS's other financial instruments are carried at amounts approximating fair value. Liabilities, including certain payables and subordinated liabilities, are carried at fair value or contractual amounts approximating fair value.

Prepaid Expense
The Company pays certain costs in advance of service as required by various contracts or agreements. Prepaid assets are amortized over the life of the service.

2. Related Party Transactions

Receivable from affiliated companies represents amounts due from UBS Americas. Interest on intercompany balances is based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

UBS Financial Services Inc. ("UBSFSI"), a wholly owned subsidiary of UBS Americas, and an affiliate of UBSS, entered into an agreement with UBSS, whereby UBSS would provide certain administrative and support services to UBSFSI in exchange for a fee.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

Certain expenses, including employee compensation, of UBSS are paid by UBS Americas and charged to UBSS through the intercompany accounts.

3. Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSS and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSS up to a maximum of $50,000, from time to time, until December 18, 2004. At December 31, 2003, there was $45,000 outstanding, which is due December 18, 2004.

Each loan shall be evidenced by a Junior Subordinated Promissory Note bearing interest at LIBOR, and payable quarterly.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and included by UBSS for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule and Rule 326 of the NYSE. To the extent that such borrowings are required for UBSS's continued compliance with minimum net capital requirements, they may not be repaid.

4. Risk Management

Operating risk focuses on UBSS's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating

(in thousands of dollars)

4. Risk Management (continued)

risks. In order to mitigate these risks, UBSS has established and maintains an internal control environment, which incorporates various control mechanisms throughout its areas of responsibilities and involves various oversight units including Audit, Controllers, Legal and Compliance.

5. Commitments and Contingencies

Leases

UBSS leases office space and equipment under noncancelable operating lease agreements, which expire at various dates through 2023. At December 31, 2003, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year were as follows:

2004	$	35,574
2005		31,215
2006		31,086
2007		31,086
2008		31,086
Thereafter		164,745
	$	324,792

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

6. Regulatory Requirements

UBSS is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. The minimum net capital requirement for UBSS is $250. At December 31, 2003, UBSS's net capital was $36,603 and its net capital in excess of the minimum required was $36,353.

Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

7. Employee Incentive Awards

Employees of UBSS are covered under UBS's various Stock Option and Award Plans, which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that are above a certain level. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the prescribed restriction period.

In connection with the November 3, 2000 merger with UBS, retention awards were issued to key employees in the form of restricted stock and cash. The awards have vesting periods ranging from one to four years. Restricted stock awards issued in connection with merger-related retention awards are allocated to the Company.

8. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Financial Services Inc. also provides certain life insurance and health care benefits to employees of the Company.